

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102

April 15, 2002

Dear Fellow Shareholder:

On behalf of your Board of Directors, you are cordially invited to attend the Annual Meeting of shareholders of Prudential Financial, Inc. Your Company's Annual Meeting will be held on June 11, 2002 at the Meadowlands Exposition Center, 355 Plaza Drive, Secaucus, New Jersey 07094 at 2:00 p.m.

At the meeting, shareholders will vote on two proposals: the election of five Directors and the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for 2002. Your Board of Directors recommends a vote "*for*" both proposals.

Your vote is important. We urge you to participate in Prudential Financial's Annual Meeting, whether or not you plan to attend, by signing, dating and promptly mailing your enclosed proxy card. You may also vote by telephone or the Internet should you prefer. Regardless of the size of your investment your vote is important, so please act at your earliest convenience. Finally, if you do plan to attend the meeting you will need an admission ticket. Please refer to the instructions set forth in the Notice of Meeting which follows this letter or those attached to your proxy card.

We appreciate your participation, support and interest in your Company.

Sincerely,

Arthur F. Ryan
Chairman and Chief Executive Officer



Prudential Financial

Prudential Financial, Inc.
751 Broad Street, Newark NJ 07102

Notice of Annual Meeting of Shareholders of Prudential Financial, Inc.

Date: June 11, 2002

Time: 2:00 p.m.

Place: Meadowlands Exposition Center
355 Plaza Drive
Secaucus, NJ 07094

At the 2002 Annual Meeting, shareholders will act upon the following matters:

1. Election of five Class I Directors, each to serve for a term of three years;
2. Ratification of appointment of PricewaterhouseCoopers LLP as independent auditors for the year ending December 31, 2002; and
3. Transaction of such other business as may properly come before the meeting.

Information about the matters to be acted upon at the Annual Meeting is contained in the accompanying proxy statement.

Shareholders of record at the close of business on April 15, 2002 will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

Shareholders will need an admission ticket to attend the Annual Meeting. If you are a Holder of Record, an admission ticket is attached to your proxy card for this purpose. If you received shares of common stock in our demutualization and such shares are held through EquiServe (or if subsequently you have been issued a certificate for your shares), you are a Holder of Record of those shares. If your shares are not registered in your own name, you need to bring proof of your share ownership to the meeting to receive an admission ticket. Please bring either a copy of your account statement or a letter from your broker, bank or other institution reflecting your share ownership as of April 15, 2002. Additionally, if you plan on attending the Annual Meeting, please check the appropriate box on the proxy card. Please note that no cameras or recording devices will be permitted at the meeting. For your safety, we reserve the right to inspect all packages prior to admission to the Annual Meeting.

By Order of the Board of Directors,

Susan L. Blount

Susan L. Blount
Vice President & Secretary

April 15, 2002

Your vote is important! Please take a moment to complete, sign, date and mail your proxy in the accompanying envelope. If you prefer, you may also vote by telephone or the Internet. Please see the instructions attached to your proxy card. Your prompt cooperation will save your Company additional solicitation costs.

Prudential Financial, Inc.

751 Broad Street
Newark, NJ 07102

Proxy Statement for
Annual Meeting of Shareholders
to be held June 11, 2002

PRUDENTIAL FINANCIAL, INC.

General Information

The Board of Directors of Prudential Financial, Inc. ("Prudential Financial" or the "Company") is furnishing this proxy statement and soliciting the accompanying form of proxy in connection with the Annual Meeting of shareholders to be held on June 11, 2002 (the "Annual Meeting") at 2:00 p.m. at the Meadowlands Exposition Center, 355 Plaza Drive, Secaucus, New Jersey 07094 and at any adjournment or postponement thereof. The Notice of Meeting, this proxy statement, the enclosed proxy card and the enclosed Annual Report for 2001 were first sent to shareholders on or about April 17, 2002.

Voting Instructions and Information

Who Can Vote?

You are entitled to vote or direct the voting of your Prudential Financial Common Stock if you were a shareholder on April 15, 2002, the record date for the Annual Meeting. Shareholders of our Class B Stock as of April 15, 2002, are also entitled to vote their shares. At the close of business on that date, approximately 584,340,000 shares of Common Stock and 2,000,000 shares of Class B Stock were outstanding and entitled to notice of and to vote at the Annual Meeting. Each share of Prudential Financial Common Stock and Class B Stock is entitled to one vote, and the Common Stock and Class B Stock vote together as a single class on the matters submitted for a vote at this Annual Meeting.

Who Is the Holder of Record?

You may own Common Stock either (1) directly in your name as the shareholder of record, which includes shares acquired as part of demutualization and through other demutualization related programs, in which case you are the Holder of Record, or (2) indirectly through a broker, bank or other nominee.

If your shares are registered directly in your name, you are the Holder of Record of these shares, and we are sending these proxy materials directly to you.

How Do I Vote?

Your vote is important. We encourage you to vote promptly. You may vote in one of the following ways:

Holders of Record

- *By Telephone.* You can vote your shares by telephone, by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day. If you vote by telephone, you do not need to return your proxy card. Your vote by telephone must be received by 11:59 p.m. EDT, June 10, 2002.

- *By Internet.* You can also vote on the Internet. The website address for Internet voting is on your proxy card, and voting is also available 24 hours a day. If you vote by Internet, you do not need to return your proxy card. Your vote by Internet must be received by 11:59 p.m. EDT, June 10, 2002.

- *By Mail.* If you choose to vote by mail, mark your proxy, date and sign it, and return it in the postage-paid envelope provided. Your vote by mail must be received by the close of voting at the Annual Meeting on June 11, 2002.

- *By Attending the Annual Meeting.* If you attend the Annual Meeting, you can vote your shares in person. You will need to have an admission ticket or other proof of ownership with you at the Annual Meeting. Please refer to the instructions attached to your proxy card. Additionally, if you plan to attend the Annual Meeting, please check the appropriate box on the enclosed proxy card (or, if you are voting by telephone or the Internet, follow the instructions provided).

Stock Held by Brokers, Banks and Nominees

- If your Common Stock is held by a broker, bank or other nominee, you will receive instructions from them that you must follow in order to have your shares voted.

- If you plan to attend the Annual Meeting and vote in person, you will need to contact the broker, bank or other nominee to obtain evidence of your ownership of Common Stock on April 15, 2002.

How Many Votes Are Required?

A quorum is required to transact business at the Annual Meeting. We will have a quorum and be able to conduct the business of the Annual Meeting if the holders of 25 percent of the shares entitled to vote are present at the meeting, either in person or by proxy.

If a quorum is present, a plurality of votes cast is required to elect Directors. Thus, a Director may be elected even if the Director receives less than a majority of the shares represented at the meeting. To ratify the selection of independent auditors, an affirmative vote of a majority of the votes cast is required.

How Are Votes Counted?

All shares that have been properly voted, and not revoked, will be voted at the Annual Meeting in accordance with your instructions. If you sign and return your proxy card, but do not specify how you wish your shares to be voted, your shares represented by that proxy will be voted as recommended by the Board of Directors: "*for*" all the nominees for Class I Directors, and "*for*" the ratification of appointment of PricewaterhouseCoopers LLP as our independent auditors for 2002.

Proxies marked as abstaining and any proxies returned by brokers as "non-votes" on behalf of shares held in street names because beneficial owners' discretion has been withheld as to one or more matters to be acted upon at the Annual Meeting, will be treated as present for purposes of determining whether a quorum is present at the Annual Meeting. However, any shares not voted as a result of a marked abstention or a broker non-vote will not be counted as voting for or against a particular matter. Accordingly, marked abstentions and broker non-votes will have no effect on the outcome of a vote.

How Can I Revoke My Proxy or Change My Vote?

You can revoke your proxy at any time before it is voted at the 2002 Annual Meeting by:

Holders of Record

• Sending written notice of revocation to the Secretary for Prudential Financial;

• Submitting another timely and later dated proxy by telephone, Internet or mail; or

• Attending the 2002 Annual Meeting and voting in person by written ballot.

Stock Held by Brokers, Banks and Nominees

• Please contact the broker, bank or other nominee to obtain instructions to revoke your proxy, or to obtain a "legal proxy" which will permit you to attend the Annual Meeting and vote in person by written ballot.

Who Will Count the Vote?

The Board of Directors has appointed IVS Associates, Inc. to act as the Inspector of Election at the 2002 Annual Meeting.

Who Is the Proxy Solicitor?

D.F. King & Co., Inc. has been retained by Prudential Financial to assist with the Annual Meeting, including the distribution of proxy materials and solicitation of votes, for a fee of $25,000 plus reimbursement of expenses to be paid by the Company. In addition, our Directors, officers or employees may solicit proxies for us in person or by telephone, facsimile, Internet or other electronic means.

Item 1 – Election of Class I Directors

At the Annual Meeting, Class I Directors are to be elected to hold office until the annual meeting of shareholders to be held in the year 2005 and until their successors are duly elected or appointed. Each of the nominees is currently serving as a Director. Directors will be elected by a plurality of the votes cast at the Annual Meeting either in person or by proxy. The remaining Directors of Prudential Financial will continue to serve in accordance with their previous election.

Unless authority is withheld by the shareholder, it is the intention of persons named by Prudential Financial as proxies on its proxy card to vote for the nominees listed and, in the event that any nominees are unable or decline to serve (an event not now anticipated), to vote for the balance of the nominees and for any substitutes selected by the Board of Directors. The name, age, principal occupation and other information concerning each Director are set forth below.

Carolyne K. Davis and Paul A. Volcker, who have served as Directors of Prudential Financial since January 2001 and of its subsidiary The Prudential Insurance Company of America ("Prudential Insurance") since 1989 and 1988, respectively, are not standing for re-election. In addition, Gaynor N. Kelley, Charles R. Sitter, Donald L. Staheli and P. Roy Vagelos, M.D., who have served as Directors of Prudential Financial since January 2001 and of Prudential Insurance since 1997, 1995, 1995 and 1989, respectively, have announced their intention to retire subsequent to the Annual Meeting and therefore will not stand for re-election when their terms expire. As a result, the Board of Directors will, subsequent to the Annual Meeting, be reduced from 21 to 15 members.

The Board of Directors recommends that shareholders vote "for" all of the nominees.

Nominees for Class I Directors for Terms to Expire in 2005



James G. Cullen was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in April 1994. He served as the President and Chief Operating Officer of Bell Atlantic Corporation (global telecommunications) from December 1998 until his retirement in June 2000. Mr. Cullen was the President and Chief Executive Officer, Telecom Group, Bell Atlantic Corporation from 1997 to 1998; Vice Chairman of Bell Atlantic Corporation from 1995 to 1997; and President of Bell Atlantic Corporation from 1993 to 1995. Other Directorships include: Johnson & Johnson and Agilent Technologies, Inc. Age 59.



Glen H. Hiner was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1997. He has been the Chairman and Chief Executive Officer of Owens Corning (advanced glass and building material systems) since joining the company in 1992. Mr. Hiner plans to retire from his officership and board membership at Owens Corning on April 18, 2002. Owens Corning filed for protection under the federal bankruptcy code on October 5, 2000. Prior to joining Owens Corning, Mr. Hiner worked at General Electric Company starting in 1957. He served as Senior Vice President and Group Executive, Plastics Group from 1983 to 1991. Other Directorships include: Owens Corning and Dana Corporation. Age 67.



Richard M. Thomson was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1976. He retired as Chairman of The Toronto-Dominion Bank (banking and financial services) in 1998, having retired as the Chief Executive Officer in 1997. He had served as Chairman and Chief Executive Officer since 1978. Prior to that time Mr. Thomson held other management positions at The Toronto-Dominion Bank, which he joined in 1957. Other Directorships include: The Toronto-Dominion Bank, Nexen, Inc., INCO, Limited, The Thomson Corporation, TrizecHahn Corporation and Stuart Energy Systems, Inc. Age 68.

 James A. Unruh was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1996. He became a founding member of Alerion Capital Group, LLC (private equity investment group) in 1998. Mr. Unruh was with Unisys Corporation (information technology services, hardware and software) from 1987 to 1997, serving as its Chairman and Chief Executive Officer from 1990 to 1997. Age 61.

 Stanley C. Van Ness was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in April 1990. He has been a partner in the law firm of Herbert, Van Ness, Cayci & Goodell since 1998. From 1990 to 1998, Mr. Van Ness was a partner in the law firm Picco Herbert Kennedy and from 1984 to 1990 was a partner with Jamieson, Moore, Peskin and Spicer. He was a professor at Seton Hall University Law School from 1982 to 1984. Prior to that time he served as the first Public Advocate for the State of New Jersey. Other Directorships include Jersey Central Power & Light. Age 68.

Continuing Class II Directors Whose Terms Expire in 2003

 Frederic K. Becker was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in June 1994. He has served as President of the law firm of Wilentz Goldman & Spitzer, P.C. since 1989 and has practiced law with the firm since 1960. Age 66.

 William H. Gray III was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since September 1991. He has served as President and Chief Executive Officer of The College Fund/UNCF (philanthropic foundation) since 1991. Mr. Gray was a member of the U.S. House of Representatives from 1979 to 1991. Other Directorships include: Viacom, Inc., Electronic Data Systems Corporation, Municipal Bond Investors

Assurance Corporation, Rockwell International Corporation, JP Morgan Chase & Co., Dell Computer Corporation, Pfizer, Inc. and Visteon Corporation. Age 60.

 Jon F. Hanson was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in April 1991. He has served as Chairman of the Hampshire Management Company (real estate investment and property management) since 1976. Mr. Hanson served as the Chairman and Commissioner of the New Jersey Sports and Exposition Authority from 1982 to 1994. Other Directorships include: CDL, Inc. and Pascack Community Bank. Age 65.

 Constance J. Horner was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1994. She has been a Guest Scholar at The Brookings Institution (non-partisan research institute) since 1993, after serving as Assistant to the President of the United States and Director, Presidential Personnel from 1991 to 1993; Deputy Secretary, U.S. Department of Health and Human Services from 1989 to 1991; and Director, U.S. Office of Personnel Management from 1985 to 1989. Ms. Horner was a Commissioner, U.S. Commission on Civil Rights from 1993 to 1998 and taught at Princeton University in 1994 and Johns Hopkins University in 1995. Other Directorships include: Foster Wheeler LTD., Ingersoll-Rand Company LTD. and Pfizer, Inc. Age 60.

 Burton G. Malkiel was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1978. He is the Chemical Bank Chairman's Professor of Economics at Princeton University, where he has served on the faculty from 1988 to the present and at other times since 1964. He was the Dean of the School of Organization and Management at Yale University from 1981 to 1988, and he was a member of the President's Council of Economic Advisors from 1975 to 1977. Other Directorships include BKF Capital and Vanguard Group (104 funds). Age 69.

Continuing Class III Directors Whose Terms Expire in 2004



Arthur F. Ryan was elected Chairman, Chief Executive Officer and President of Prudential Financial in December 2000 and served as President and Chief Executive Officer of Prudential Financial from January 2000 to December 2000. He joined Prudential Insurance as the Chairman of the Board, Chief Executive Officer and President in December 1994. Mr. Ryan was with Chase Manhattan Bank from 1972 to 1994, serving in various executive positions including President and Chief Operating Officer from 1990 to 1994 and Vice Chairman from 1985 to 1990. Mr. Ryan was elected a Director of Prudential Financial in December 1999 and has been a Director of Prudential Insurance since December 1994. Age 59.



Franklin E. Agnew was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in June 1994. He has been an independent business consultant since January 1987. From 1989 through 1990, he served as the court appointed trustee in the reorganization of the Sharon Steel Corporation. Mr. Agnew was the Chief Financial Officer of H.J. Heinz Co. from July 1971 to June 1973 and a Senior Vice President and Group Executive from July 1973 through 1986. Other Directorships include Bausch & Lomb, Inc. Age 68.



Gilbert F. Casellas was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1998. During 2001, he served as President and Chief Executive Officer of Q-linx, Inc. (software development). He served as the President and Chief Operating Officer of The Swarthmore Group, Inc. (investment company) from January 1999 to December 2000. Mr. Casellas was a partner in the law firm of McConnell Valdes LLP from 1998 to 1999; Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998; and General Counsel, U.S. Department of the Air Force from 1993 to 1994. Age 49.



Allan D. Gilmour was elected as a Director of Prudential Financial in January 2001 and has been a Director of Prudential Insurance since April 1995. He retired as the Vice Chairman of Ford Motor Company in 1995. During his 34-year career with Ford Motor Company (automotive industry), Mr. Gilmour held a number of executive positions, including that of Chief Financial Officer and President of Ford Automotive Group. Other Directorships include: DTE Energy Company, The Dow Chemical Company and Whirlpool Corporation. Age 67.



Ida F. S. Schmertz was elected as a Director of Prudential Financial in January 2001 and was appointed by the Chief Justice of the New Jersey Supreme Court as a Director of Prudential Insurance in April 1997. She has been a Principal of Microleasing, LLC since 2001 and Chairman of the Volkhov International Business Incubator since 1995. Ms. Schmertz was a Principal of Investment Strategies International (investment consultant) from 1994 to 2000 and was with American Express Company from 1979 to 1994, holding several management positions including Senior Vice President, Corporate Affairs. Age 67.

Item 2 – Ratification of Appointment of Independent Auditors

The Board of Directors has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent auditors for 2002. We are not required to have the shareholders ratify the selection of PricewaterhouseCoopers as our independent auditors. We are doing so, because we believe it is a matter of good corporate practice. If the shareholders do not ratify the selection, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers but may retain such independent auditors. Even if the selection is ratified, the Board of Directors and the Audit Committee in their discretion may change the appointment at any time during the year if they determine that such a change would be in the best interests of Prudential Financial and its shareholders. Representatives of PricewaterhouseCoopers are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions.

The following is a summary of all fees paid to PricewaterhouseCoopers in 2001.

Audit Fees

The aggregate fees for professional services rendered by PricewaterhouseCoopers for the audit of Prudential Financial's annual financial statements for the fiscal year ended December 31, 2001 were $16,300,000.

Financial Information Systems Design and Implementation Fees

The aggregate fees for services rendered by PricewaterhouseCoopers during 2001 for information technology services relating to financial information systems design and implementation were $2,166,000.

All Other Fees

The aggregate fees for all other services rendered by PricewaterhouseCoopers for the most recent fiscal year were $45,587,000. Included within this total amount are the following items:

• $17,748,000 related to audits of the statutory financial statements of Prudential Insurance and the financial statements of certain of the Company's subsidiaries, services related to filings of registration statements, audits of employee benefit plans and SAS 70 reports (special purpose reports on the internal controls of service organizations), as well as tax compliance and return preparation services;

• $18,958,000 for non-recurring services rendered in conjunction with Prudential Financial's acquisition of Gibraltar Life, including due diligence assistance, assistance in converting to United States generally accepted accounting principles and consulting on financial processing improvements;

• $6,319,000 for non-recurring services rendered in support of the demutualization of Prudential Insurance; and

• $2,562,000 for other consulting services.

The Audit Committee has advised Prudential Financial that in its opinion the non-audit services rendered by PricewaterhouseCoopers during the most recent fiscal year are compatible with maintaining their independence.

Corporate Governance

The Board of Directors reviews Prudential Financial's policies and business strategies and advises and counsels the Chairman and Chief Executive Officer and the other executive officers who manage Prudential Financial's businesses. The Board currently consists of 21 Directors, including the Chairman, 20 of whom are Outside Directors. An "Outside Director" is a Director who is not, and has never been, an officer or employee of Prudential Financial or of any entity controlling, controlled by, or under common control with Prudential Financial, and who is not the beneficial owner of a controlling interest in the voting stock of Prudential Financial or of any entity controlling, controlled by, or under common control with Prudential Financial.

Prudential Financial's Board of Directors is divided into three classes. One class is elected each year to hold office for a term of three years. Of the 21 Directors, seven are Class I Directors with their terms expiring at the 2002 Annual Meeting, seven are Class II Directors with their terms expiring at the 2003 Annual Meeting and seven are Class III Directors with their terms expiring at the 2004 Annual Meeting. As previously noted, six of these 21 Directors have either announced their intention to resign or will not be standing for election in 2002, consistent with Prudential Financial's policy of retirement at the annual meeting following a Director's 70th birthday.

During 2001, the Board of Directors held 11 meetings. All incumbent Directors attended 75% or more of the combined total meetings of the Board and the committees on which they served during 2001, except Mr. Hiner and Mr. Thomson who were prevented from participating, as they had planned, at Prudential Financial's September 11, 2001 Board and committee meetings. Had they been able to attend, they would have participated in at least 75% of the combined total meetings of Prudential Financial.

In addition, all incumbent Directors of Prudential Financial participated in at least 75% of the combined total meetings of the Board and committees of Prudential Insurance on which they served during 2001.[1]

(1) During 2001 each Director of Prudential Financial also served on the Board of Prudential Insurance, which was Prudential Financial's parent company until December 18, 2001. Prudential Insurance held eleven concurrent Board meetings with Prudential Financial. Each Director also served on committees of Prudential Insurance that are analogous to those of Prudential Financial, but which generally met more times in 2001 than did those of Prudential Financial since Prudential Financial did not form committees until June of 2001.

Committees of the Board of Directors

The Board of Directors has established various committees to assist in discharging its duties, including standing Audit, Compensation and Corporate Governance committees. The primary responsibilities of each of the standing committees of Prudential Financial's Board of Directors are set forth below, together with their membership in 2001 and as of the date hereof. We have noted in parentheses with respect to each committee the number of meetings that the analogous committee of Prudential Insurance held during the year.

Audit Committee

Members: Directors Vagelos (Chair), Van Ness, Kelley, Staheli, Schmertz, Becker and Unruh.

Number of Meetings in 2001: 4 (8)

The primary purpose of the Audit Committee, which consists solely of independent directors as defined by the rules of the New York Stock Exchange, is to assist the Board of Directors in its oversight of the Company's accounting and financial reporting processes, the adequacy of the systems of internal control established by management and the Company's financial statements and the independent audit thereof. Among other things the Audit Committee:

• Recommends to the Board of Directors the annual appointment of independent auditors and evaluates their independence and performance;

• Reviews the audit plans for and results of the independent audit and internal audits; and

• Reviews reports related to processes established by management to provide compliance with legal and regulatory requirements.

Business Ethics Committee

Members: Directors Van Ness (Chair), Davis, Cullen, Gray, Casellas and Ryan.

Number of Meetings in 2001: 2 (2)

The primary responsibility of the Business Ethics Committee is:

• Overseeing the Company's ethics statement and conflicts of interest policies.

Compensation Committee

Members: Directors Thomson (Chair), Hiner, Davis, Cullen, Staheli and Horner.

Number of Meetings in 2001: 3 (6)

The primary responsibilities of the Compensation Committee are:

• Overseeing and taking actions with respect to the promotion and compensation of senior management and the human resources policies of Prudential Financial, including its salary and benefits policies; and

• Overseeing executive succession planning.

Corporate Governance Committee

Members: Directors Gray (Chair), Agnew, Becker, Horner, Vagelos, Volcker and Unruh.

Number of Meetings in 2001: 1 (2)

The primary responsibilities of the Corporate Governance Committee are:

• Making recommendations to the Board regarding corporate governance issues and practices, nominations for elections of Directors, the composition of standing committees and the appointment of chairpersons for any committee of the Board.

The Corporate Governance Committee considers recommendations for Board nominations from many sources, including shareholders. If a shareholder would like to bring such a recommendation to the Committee's attention, he or she should submit the name and biographical information to Prudential Financial's Secretary at 751 Broad Street, Newark, New Jersey 07102.

Executive Committee

Members: Directors Thomson (Chair), Vagelos, Volcker, Malkiel, Gray, Van Ness and Ryan.

Number of Meetings in 2001: 0 (0)

The primary responsibility of the Executive Committee is:

• Between meetings of the Board, to exercise the corporate powers of the corporation except for those powers reserved to the Board of Directors by the By-laws or otherwise.

Finance Committee
Members: Directors Volcker (Chair), Gilmour, Sitter, Agnew, Malkiel, Hanson and Ryan.

Number of Meetings in 2001: 4 (9)

The primary responsibilities of the Finance Committee are:

• Overseeing and taking actions with respect to the capital structure of Prudential Financial, including borrowing levels, subsidiary structure, major capital expenditures and funding of the pension plan.

Investment Committee
Members: Directors Malkiel (Chair), Gilmour, Hanson, Sitter, Casellas and Ryan.

Number of Meetings in 2001: 3 (8)

The primary responsibilities of the Investment Committee are:

• Periodically receiving reports from management relating to and overseeing the acquisition, management and disposition of invested assets;

• Reviewing the investment performance of the pension plan and funded employee benefit plans; and

• Periodically receiving reports from management on investment risks and exposures, as well as the investment performance of products and accounts managed on behalf of third parties.

Compensation of Directors

Each Director who is not an officer or employee of Prudential Financial receives an annual retainer fee of $85,000. The chairperson of each committee receives an additional annual retainer fee of $10,000. Three Directors each received $6,000 in 2001 for a special committee assignment. We currently intend to adopt a compensation plan for non-employee Directors that will cause at least one-half of each Director's compensation to be paid in the form of restricted stock grants payable upon retirement or other stock-based compensation. Such changes are anticipated to take effect on or after January 1, 2003.

Directors' Deferred Compensation and Pension Plans

The Deferred Compensation Plan for Non-Employee Directors provides a method of deferring payment to non-employee Directors of their fees until termination of their services on the Board of Directors or a certain date selected by the Director. Fees deferred under this plan are deemed to accrue interest at the same rate as in effect from time to time under the Fixed Rate Fund under the Prudential Employee Savings Plan.

The Pension Plan for Non-Employee Directors provides retirement income for non-employee Directors after completion of their services on the Board of Directors. It provides an annual benefit for the life of the Director equal to the lower of the basic annual retainer fee as of the date a Director retires and $30,000. We currently intend to terminate this plan by the end of 2002 in exchange for providing current Directors a one-time grant of restricted stock (valued at the then current market price) payable upon retirement in consideration of termination of the plan.

We intend the Deferred Compensation and Pension Plans to be unfunded plans maintained for the purpose of providing deferred compensation and retirement benefits for the non-employee Directors, and we administer them as such. They are not "employee benefit plans" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Compensation Committee Interlocks and Insider Participation

Glen H. Hiner served on the Company's Compensation Committee during all of 2001. He has been the Chairman and Chief Executive Officer of Owens Corning, affiliates of which entered into the business transactions described below under "Certain Relationships and Related Transactions" prior to Mr. Hiner's joining Prudential Insurance's Board.

Certain Relationships and Related Transactions

In the ordinary course of business, we may from time to time engage in transactions with other corporations or financial institutions whose officers or directors are also Directors of Prudential Financial. In all cases, these transactions are conducted on an arm's length basis. These transactions may not come to the attention of the Directors of Prudential Financial or of the other corporations or financial institutions involved. In addition, from time to time executive officers and Directors of Prudential Financial may engage in transactions in the ordinary course of business involving services we offer, such as insurance and investment services, on terms similar to those extended to employees of Prudential Financial and its subsidiaries and affiliates generally. Moreover, any loans made to executive officers or Directors of Prudential Financial by any of our banking or broker-dealer subsidiaries were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Mr. Glen H. Hiner, a Director of Prudential Financial since 2001 and Prudential Insurance since 1997, has been the Chairman and Chief Executive Officer of Owens Corning since 1992 and is planning to retire from that position on April 18, 2002. Prior to Mr. Hiner's joining the Board of Directors of Prudential Insurance, Prudential Insurance entered into several transactions with Owens Corning affiliates. On December 29, 1993, Prudential Insurance purchased $26,551,000 aggregate principal amount of 6.58% notes of The Industrial Development Board of the City of Jackson due March 31, 2004. On December 23, 1996, Prudential Insurance purchased $32,200,000 aggregate principal amount of 7.31% notes of The Industrial Development Board of the City of Jackson also due March 31, 2004. The Industrial Development Board of the City of Jackson entered into a Head Lease Agreement with Owens-Corning Fiberglas Corporation, dated December 15, 1993, as amended on December 23, 1996, pursuant to which Owens-Corning Fiberglas Corporation became a lessee to the issuer under both the 1993 financing and the 1996 financing. The largest amounts outstanding during fiscal year 2001 were $12,131,907.60 and $19,949,798.86, respectively. The principal amounts outstanding as of December 31, 2001 were $9,697,260.21 and $15,846,033.10, respectively.

Report of the Audit Committee

In accordance with its written charter, which was approved in its current form by the Board of Directors on March 12, 2002, the Audit Committee assists the Board in its oversight of the accounting, auditing and financial reporting practices of Prudential Financial. The Audit Committee Charter ("Charter") is included as Appendix A of this proxy statement.

The Audit Committee consists of seven members who, in the business judgment of the Board of Directors, are "independent" as defined by the rules of the New York Stock Exchange.

Management is responsible for the preparation, presentation and integrity of the financial statements of Prudential Financial and for maintaining appropriate accounting and financial reporting policies and practices and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Prudential Financial's independent auditors, PricewaterhouseCoopers, are responsible for auditing the financial statements of Prudential Financial and expressing an opinion as to their conformity with generally accepted accounting principles.

In performing its oversight function, the Audit Committee reviewed and discussed the audited consolidated financial statements of Prudential Financial as of and for the year ended December 31, 2001 with management and Prudential Financial's independent auditors. The Audit Committee also discussed with Prudential Financial's independent auditors the matters required to be discussed in Statement on Auditing Standards No. 61, "*Communications with Audit Committees*," as currently in effect.

The Audit Committee received from the independent auditors a formal written statement as required by Independence Standards Board Standard No. 1, "*Independence Discussions with Audit Committees*," as currently in effect, and written confirmations from management with respect to information technology consulting services relating to financial information systems design and implementation services provided by the independent auditors. The Audit Committee also considered whether the provision to Prudential Financial of information technology services and other non-audit services by PricewaterhouseCoopers is compatible with maintaining the independence of PricewaterhouseCoopers.

The Audit Committee has discussed with Prudential Financial's Chief Auditor and with the independent auditors the overall scope and plans for their audits of Prudential Financial. The Audit Committee meets with the Chief Auditor and the independent auditors, with and without management present, to discuss the results of their respective examinations. In determining whether to recommend the reappointment of PricewaterhouseCoopers as Prudential Financial's independent auditors, the Audit Committee takes into consideration a number of factors, including their proposed audit scope and plan, the quality of the Audit Committee's on-going discussions with PricewaterhouseCoopers and an assessment of the professional qualifications and past performance of the key engagement executives of PricewaterhouseCoopers.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has used or maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussion referred to above do not assure that the audit of Prudential Financial's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Prudential Financial's auditors are in fact "independent".

Based on the reports and discussions described in this report and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in its Charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of Prudential Financial be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2001 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE
P. Roy Vagelos, M.D. (Chairman)
Frederic K. Becker
Gaynor N. Kelley
Ida F. S. Schmertz
Donald L. Staheli
James A. Unruh
Stanley C. Van Ness

Compensation Committee Report on Executive Compensation

The Compensation Committee of the Board of Directors of Prudential Financial is composed solely of Directors who are not, and have never been, officers or employees of Prudential Financial or any of its affiliates.

The Role of the Committee

The role of the Compensation Committee with respect to compensation matters is, on behalf of the Board of Directors, to oversee and take actions with respect to the promotion and compensation of senior management and the human resources policies of Prudential Financial, including its salary and benefits policies.

We are supported in our work by the head of the Human Resources Department and her staff, and we use an independent executive compensation consulting firm for advice on matters of CEO compensation.

Compensation Philosophy and Strategy

Our compensation philosophy is to provide an attractive and market-based total compensation program tied to performance. Our goal is for Prudential Financial to have a competitive advantage in recruiting and retaining employees through its high quality compensation practices, which are evolving to be consistent with those of a public company. Equally important, we view compensation practices as a means for communicating our goals and standards of performance and motivating employees.

Prudential Financial competes in several different businesses, most of which are involved in helping individuals manage financial risk and secure their financial futures. These businesses draw their key people from different segments of the marketplace. Thus, below top corporate management, our compensation programs are designed to be competitive and motivational within the different marketplaces in which we compete for talent, while being subject to centralized design, approval and control.

Overall, the same principles that govern the compensation of all our salaried associates apply to the compensation of Prudential Financial's executives. Within this framework, the Committee believes:

1. All associates should have base salaries and employee benefits that are market competitive and that permit us to hire and retain high-caliber associates at all levels. In determining market competitiveness, we regularly review the compensation of our executives against that of designated competitors and generally set compensation to be between the median and top quartile of the competition, depending on the experience and performance of the individual.

2. A significant portion of the annual compensation of executives and key associates should vary with annual business performance and each individual's contribution to that performance.

3. In addition to rewards for annual results, executives should be rewarded for achieving long-term results. In the past these rewards have been measured against goals we set. Consistent with our transformation to a public company, in the future rewards will be aligned increasingly with shareholder interests.

4. A significant portion of executives' compensation, including that of major business unit leaders and their staffs, should be tied to measures of performance of the business as a whole.

5. Special benefits and perquisites for management should be minimized and based on business necessity.

6. Over time, the interests of executives should be linked with those of shareholders through the risks and rewards of the ownership of Prudential Financial stock.

Program Elements and 2001 Results

Prudential Financial's current compensation program for its executives, including our Chairman and Chief Executive Officer ("CEO"), consists of three main elements: base salaries, annual incentives and long-term incentives. Mr. Ryan makes compensation recommendations annually to the Committee for executive and senior vice presidents, which we review and discuss with him. We approve those at the senior vice president level, while approving, reporting and obtaining ratification from the full Board for the CEO and for those at the executive vice president level.

Base Salaries

Base salaries for our executives are determined taking into consideration the relative importance of the position, the competitive marketplace and the individual's performance and contribution. Salaries are reviewed annually, and increases are granted when warranted. Reflecting practices in the financial community, most of our focus is on annual and longer-term incentives. Thus, it is common for an executive to have his or her salary increased only infrequently and then mostly related to job changes.

Annual Incentives

Annual incentives are paid under our Annual Incentive Plan, which covers approximately 11,000 of our officers, managerial and professional associates, including our executives and the CEO. We have established several different bonus pools under the Annual Incentive Plan. The annual incentives for our senior executives, including our CEO, are paid through the senior executive pool. Other pools are established for our different business groups and our corporate staff functions. Each participant in a pool is assigned a basic funding amount for the pool. The sum of participants' basic funding amounts forms the target bonus pool for those participants. Each target bonus pool amount is then modified to reflect the performance of the covered group for the year. To modify the target bonus pool amount, a multiplier factor that can range from 0 to 4.0 is assigned to each pool. For the senior executive pool and most employees in the corporate functions, that multiplier is determined by assessments of financial, non-financial and strategic objectives set for the year for the Company as a whole. Generally, 25% of the multiplier for the other pools will be attributable to the performance of the Company as a whole and 75% by the performance of the specific business group. For the senior executive pool, the multiplier that we recommended and the Board approved for 2001 was 1.5625. That multiplier represented a decrease from the 1.8225 awarded for the preceding year due to performance relative to the goals set for each year. As part of the annual compensation review process, either the Board or we approve the allocation of the resultant pool to participants at the senior executive level.

Long-Term Incentives

Long-term incentives have been in the form of cash performance units since the Prudential Long-Term Performance Unit Plan (the "PUP") was first introduced in 1995. New grants are made annually to selected vice presidents and other executives at the senior vice president level and above. Each grant covers a three year performance period. Hence, at any point in time there are three overlapping performance unit cycles outstanding. For the 2001 to 2003 cycle, there were 510 participants at the time of grant. The Board or we approve the grant level for our senior executives as part of the annual compensation process.

At the start of each plan cycle, we allocate performance units from a pool to participants, based on our evaluation of the importance of each position, each individual's performance and market considerations. We set Company-wide performance goals at the start of each cycle for determining the value of the performance unit pool at the end of the cycle. The payment value of each performance unit is determined by dividing the total value of the performance-adjusted pool by the number of performance units in the pool.

If Prudential Financial's cumulative performance during each three year performance period meets the performance goals we set at the start of each cycle, each performance unit will equal its target value. We also set minimum performance standards, at which each performance unit will be worth 50% of its target value. For performance below that threshold, performance units have no value. If cumulative performance is above the targets we set, performance units have a value above target. There is no maximum performance unit value. The Committee may adjust the final unit value by up to +/-15% to take into consideration unforeseen events when the Plan was established.

The performance units that were paid in February 2002 were granted under the 1999 PUP. Each performance unit had a target value of $780. The performance period covered was 1999 through 2001. We set performance goals at the start of the period to achieve "cumulative operating earnings" and "cumulative operating margin" goals, as such terms are defined in the PUP.

Due largely to unexpected events affecting the financial markets in the latter part of 2001, despite above Plan achievements in the prior two years, cumulative performance for the 1999-2001 period in relation to our goals produced a performance unit pool that was 21.3% below target. Taking into account Prudential Financial's initiatives to position the Company for improved performance in the future, the Committee made a positive adjustment of 15% in performance unit value for a final value of $706 per unit.

CEO Compensation

At the CEO level, we compare our total compensation program against CEO compensation opportunities in the group of companies that comprise the peer group Financial Services Composite Index shown on our stock performance graph on page 19. Because our compensation program did not have stock options, and will not have stock options for officers until later in 2002, we have reduced the market reference data that we take into consideration when setting his long-term incentive target grant value by 25% to recognize the current absence of market risk in our program.

Mr. Ryan's base salary is $1,000,000. It has remained unchanged since he was hired as our CEO in 1994.

With respect to annual incentives, for 2001, Mr. Ryan's basic funding amount was $2,200,000. This amount was then multiplied by the 1.5625 multiplier factor to arrive at the calculated amount. We then evaluated Mr. Ryan's performance for 2001 taking into account financial results and non-financial and strategic factors, such as transitioning to a public company and positioning the Company for future growth. We approved a performance bonus of $3,500,000, which was ratified by the Board.

Under our long-term incentive plan, Mr. Ryan was allocated 5,129 units at the start of the 1999-2001 cycle, resulting in a target performance unit payment for the cycle of $4,000,620. At the ending value of $706 per unit, the amount earned by Mr. Ryan was $3,621,074.

Base salary, annual incentive and long-term incentive payments for Mr. Ryan and other top executive officers are shown on the Summary Compensation Table on page 15.

Transition to New Program in 2002

During 2002, Prudential Financial will continue to transition its compensation program to one appropriate for a publicly-traded corporation. This involves two major changes: one is to use stock and stock options as part of total compensation; the other is to use performance measures for incentive compensation more typical of a public company. Both of these changes are intended to better align the financial interests of management and employees with those of our new shareholders.

The planning for this transition has been underway for several years under the oversight of this Committee. Our stock option plan was approved by our full Board on January 9, 2001, and, to the extent required under the New Jersey Demutualization Law, by the New Jersey Commissioner of Banking and Insurance on October 15, 2001.

The transition started with a one-time "founders' grant" of stock options made to a substantial and broad number of employees and agents of Prudential Financial and its subsidiaries globally, excluding officers of Prudential Financial, Prudential Insurance and their equivalents in other subsidiaries. Under this grant, called the Associates Grant, options for 240 shares were awarded on the IPO date to each eligible full-time associate and half that number to each eligible part-time employee. The exercise price of the options was generally set at $27.50 a share, which was identical to our IPO price. Options were granted to approximately 51,000 employees and agents, on approximately 12,000,000 shares, under the Associates Grant. This grant will help align the interests of a broad population of the Company's employees globally with those of our shareholders.

During 2002, the long-term elements of executive compensation will change as follows:

• *Performance Unit Plan.* Performance targets under the PUP will be stated in terms of Prudential Financial's total shareholder return relative to the other companies comprising the peer group Financial Services Composite Index shown on page 19. Target grant amounts under the 2002 PUP will be generally half the prior year's grant.

• *Stock Option Plan.* The remainder of long-term incentives, up to competitive levels, will be made up of stock options granted later in the year when first permitted by the Plan of Reorganization relating to Prudential Insurance's demutualization. In this regard, we plan to grant our first stock options to vice presidents of Prudential Financial and their equivalents on or after June 19, 2002, and to senior vice presidents and above, including our CEO, on or after December 18, 2002.

In addition, we have adopted stock ownership guidelines for our senior officers to encourage them to build their ownership position in our stock over time by direct market purchases, by making investments available through the Prudential Employee Savings Plan (the "PESP"), and by retaining shares they earn through our equity incentive and option plans. These guidelines are stated as stock value as a percent of base salary and are 200% for senior vice presidents, 300% for executive vice presidents and 500% for our CEO. The guidelines are meant to be achieved over five years.

Policy on Tax Deductibility of Executive Compensation

It is our policy to structure and administer our annual and long-term incentive plans and stock option grants for our CEO and other executive officers to maximize the tax deductibility of the payments as "performance" compensation under the Internal Revenue Code. In 2001, all such compensation was deductible; however, we reserve the right to provide benefits that may not be tax deductible, if we believe it is in the best interests of Prudential Financial and our shareholders to do so.

Closing Remarks

The Committee believes that the caliber and motivation of Prudential Financial's key employees and the quality of their leadership make a significant difference in the long-term performance of the Company. During 2002, we will introduce stock options and opportunities for direct stock ownership to align the interests of our executives and employees with those of our shareholders. This is an important part of our transition from a mutual company to a public company.

THE COMPENSATION COMMITTEE
Richard M. Thomson (Chairman)
James G. Cullen
Carolyne K. Davis
Glen H. Hiner
Constance J. Horner
Donald L. Staheli

Compensation of Executive Officers

Currently and in 2001, Mr. Ryan and the five most highly paid executive officers of Prudential Financial participate in certain pension and profit sharing retirement plans sponsored by Prudential Insurance that are either intended to qualify for tax-favored treatment under Section 401(a) of the Internal Revenue Code or are nonqualified arrangements which, by their design, do not result in current taxation to such executives of any accrued but unpaid benefits. These plans include: (a) The Prudential Merged Retirement Plan, a defined benefit pension plan intended to qualify under Section 401(a) of the Internal Revenue Code (the "Merged Retirement Plan"); (b) The Prudential Supplemental Retirement Plan, a nonqualified retirement plan designed to provide benefits to eligible employees in excess of the amounts permitted to be paid by the Merged Retirement Plan under Internal Revenue Code Section 401(a) (the "Supplemental Retirement Plan"); (c) the PESP, a defined contribution profit sharing plan intended to qualify under Section 401(a) of the Internal Revenue Code and to be subject to the requirements of Section 401(k) of the Internal Revenue Code; and (d) the Prudential Supplemental Employee Savings Plan, a nonqualified profit sharing plan designed to provide benefits to eligible employees in excess of certain amounts permitted to be contributed under the PESP ("SESP").

Summary Compensation Table

The following Summary Compensation table includes individual compensation information on Mr. Ryan and the five other most highly paid executive officers in 2001 (collectively, the "Named Executives").

| Name and Principal Position | Year | Annual Compensation | | | Long-Term Compensation | All Other Compensation ($)[1] |
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	LTIP Payouts ($)	
Arthur F. Ryan Chairman of the Board, President and Chief Executive Officer	2001 2000	$1,000,000 $1,000,000	$3,500,000 $4,000,000	—	$3,621,074 $3,395,000	$ 37,931 $ 28,477
John R. Strangfeld, Jr. Executive Vice President, Global Asset Management and CEO, Prudential Securities, Inc.	2001 2000	$ 600,000 $ 484,038	$2,500,000 $2,000,000	—	$1,712,050 $1,493,800	$ 21,931 $ 14,521
Vivian L. Banta Executive Vice President, U.S. Consumer Group	2001 2000	$ 500,000 $ 459,026	$1,500,000 $1,600,000	—	$1,267,270 $1,455,776	$ 20,000 $1,011,821
Mark B. Grier Executive Vice President, Financial Management	2001 2000	$ 500,000 $ 489,038	$1,500,000 $1,500,000	—	$1,393,644 $1,629,600	$ 20,000 $ 5,100
Kiyofumi Sakaguchi[2] Executive Vice President, International Insurance	2001 2000	$ 425,000 $ 425,000	$1,500,000 $1,300,000	—	$1,423,296 $1,222,200	$ 16,450 $ 12,750
Rodger A. Lawson Executive Vice President, International Investments and Global Marketing Communications	2001 2000	$ 450,000 $ 450,000	$1,200,000 $1,200,000	—	$1,520,724 $1,629,600	$ 18,000 $ 3,635

(1) Includes 2001 payments to Mr. Ryan, Mr. Strangfeld, Ms. Banta, Mr. Grier, Mr. Sakaguchi and Mr. Lawson of (i) employer contributions under the PESP in the amounts of $4,731, $4,731, $6,800, $6,800, $6,250 and $6,800, respectively and (ii) employer contributions credited under the SESP in the amounts of $33,200, $17,200, $13,200, $13,200, $10,200 and $11,200, respectively. For 2000, includes payments to Mr. Ryan, Mr. Strangfeld, Ms. Banta, Mr. Grier, Mr. Sakaguchi and Mr. Lawson of (i) employer contributions under the PESP in the amounts of $3,577, $5,100, $3,150, $5,100, $5,100 and $3,635, respectively and (ii) employer contributions credited under the SESP in the amounts of $24,900, $9,421, $8,671, $0, $7,650 and $0, respectively. The amount for Ms. Banta also includes a $1,000,000 payment made pursuant to her agreement to join Prudential Financial.

(2) Deceased January 11, 2002.

Retirement Plans

Prudential Insurance sponsors two primary retirement plans: the Merged Retirement Plan, which is a retirement plan subject to ERISA and the qualification rules of the Internal Revenue Code, and the Supplemental Retirement Plan, which is designed to provide benefits larger than those permitted under the qualification rules.

The Merged Retirement Plan has two formulas under which employees may have their retirement benefits determined: the "traditional" pension formula or the "cash balance" pension formula.

Traditional Pension Formula

The following table shows the estimated annual retirement benefits payable, assuming retirement at age 65, to participants under the Prudential Traditional Retirement Plan component of the Merged Retirement Plan and the Supplemental Retirement Plan (collectively, the traditional pension plan) at the levels of Final Average Earnings and years of credited service contained in the respective plans.

Pension Plan Table
Estimated Annual Retirement Plans Benefits—Traditional Pension Plan

Final Average Earnings	Years of Credited Service							
	10	15	20	25	30	35	40	45
$ 800,000	$157,581	$ 236,372	$ 315,162	$ 393,953	$ 433,488	$ 473,023	$ 512,744	$ 552,744
$1,200,000	$237,581	$ 356,372	$ 475,162	$ 593,953	$ 653,488	$ 713,023	$ 772,744	$ 832,744
$1,600,000	$317,581	$ 476,372	$ 635,162	$ 793,953	$ 873,488	$ 953,023	$1,032,744	$1,112,744
$2,000,000	$397,581	$ 596,372	$ 795,162	$ 993,953	$1,093,488	$1,193,023	$1,292,744	$1,392,744
$2,400,000	$477,581	$ 716,372	$ 955,162	$1,193,953	$1,313,488	$1,433,023	$1,552,744	$1,672,744
$2,800,000	$557,581	$ 836,372	$1,115,162	$1,393,953	$1,533,488	$1,673,023	$1,812,744	$1,952,744
$3,200,000	$637,581	$ 956,372	$1,275,162	$1,593,953	$1,753,488	$1,913,023	$2,072,744	$2,232,744
$3,600,000	$717,581	$1,076,372	$1,435,162	$1,793,953	$1,973,488	$2,153,023	$2,332,744	$2,512,744
$4,000,000	$797,581	$1,196,372	$1,595,162	$1,993,953	$2,193,488	$2,393,023	$2,592,744	$2,792,744
$4,400,000	$877,581	$1,316,372	$1,755,162	$2,193,953	$2,413,488	$2,633,023	$2,852,744	$3,072,744
$4,800,000	$957,581	$1,436,372	$1,915,162	$2,393,953	$2,633,488	$2,873,023	$3,112,744	$3,352,744

The benefits shown above are stated in the form of a straight life annuity for the participant. Other optional forms of payment are available. Benefits payable under the traditional pension plan are not subject to offset for Social Security benefits. Final Average Earnings is generally defined as the average of annual earnings during the Earnings Base Period, not including the two years of lowest annual earnings. The Earnings Base Period for 2001 began on January 1, 1994. Compensation considered in determining annual earnings includes base salary and payments earned under the Annual Incentive Plan.

All of the Named Executives were covered under the traditional pension formula through 2001. As of December 31, 2001, the estimated Final Average Earnings and years of credited service of the Named Executives under the traditional pension plan were: Mr. Ryan, $4,212,480 and 7 years; Mr. Strangfeld, $1,351,032 and 24 years; Ms. Banta, $2,054,856 and 2 years; Mr. Grier, $1,596,060 and 7 years; Mr. Sakaguchi, $1,059,228 and 22 years; and Mr. Lawson, $1,545,804 and 6 years.

Cash Balance Pension Formula

Effective January 1, 2001, a cash balance pension plan formula was added to the Merged Retirement Plan for employees hired on or after January 1, 2001. In 2001, we offered a Pension Choice program to employees of Prudential Financial and its affiliates, who are covered under the traditional pension plan formula of the Merged Retirement Plan, through which an employee chose whether to have retirement benefits determined under the traditional pension formula or the cash balance pension formula.

Pension benefits under the Prudential Cash Balance Pension Plan component of the Merged Retirement Plan and the Supplemental Retirement Plan (collectively, the cash balance pension plan) are generally stated as a lump sum amount, although participants may also elect to have benefits distributed as an annuity. Benefits are computed using a cash balance methodology that provides for basic credits equal to 2 to 14 percent (depending on age and service) of eligible earnings. Interest credits are made to the participant's hypothetical account each month. The cash balance pension plan sets the interest rate each year based on the average yield on 30-year U.S. Treasury securities (constant maturities) for October of the prior year, with a minimum rate of 4.25%.

Employees who chose to have their benefits determined under the cash balance pension plan through the Pension Choice process had their accrued benefits under the traditional pension plan as of January 1, 2002, converted to cash balance accounts based on the present value of the accrued benefits as of that date. The accrued benefit under the traditional pension plan will be frozen as of January 1, 2002, and will represent a minimum plan benefit. These participants also receive transition credits of 2.5 percent of eligible earnings through December 31, 2006.

Benefits payable under the cash balance pension plan are not subject to offset for Social Security benefits. Eligible earnings include base salary and payments earned under the Annual Incentive Plan.

Three of our Named Executives chose participation in the traditional pension plan and three chose participation in the cash balance pension plan, effective January 1, 2002.

Prudential Insurance Supplemental Executive Retirement Plan/Prudential Financial, Inc. Supplemental Executive Retirement Plan

In 1998, Prudential Insurance adopted the Executive Supplemental Retirement Plan, which was designed, in part, to compensate executives hired after 1998 for retirement benefits lost when the executive left his or her employer. Under the plan, we estimate the benefit the executive would have received from his or her former employer, assuming he or she had continued to be employed by the former employer but giving effect to the compensation paid by us and time of service with us. We offset this amount against any amount the executive is eligible to receive under his or her former employer's pension plan, as well as against any amounts payable under both the Merged Retirement Plan and Supplemental Retirement Plan.

Mr. Ryan and the other Named Executives are not currently participants in this plan. However, in 2002, we are amending, renaming and restating the Executive Supplemental Retirement Plan to be the Prudential Insurance Supplemental Executive Retirement Plan ("Prudential Insurance Retirement

Plan"), as well as adding a new comparable plan for individuals employed by entities other than Prudential Insurance (to be known as the Prudential Financial, Inc. Supplemental Executive Retirement Plan). The new plans will provide "Mid-Career Hire Benefits" for eligible individuals, and the benefit calculation will be changed to include the prior employer's service in the benefits calculation under the Merged Retirement Plan and Supplemental Retirement Plan. Mr. Ryan will be designated as a participant under the Prudential Insurance Retirement Plan, upon the approval of the Prudential Insurance Retirement Plan by the New Jersey Commissioner of Banking and Insurance in accordance with New Jersey law. Such designation would be intended to honor a commitment to provide this type of benefit that had been made in an employment agreement that has expired.

Prudential Severance and Senior Executive Severance Plan; Change of Control Program

Severance Plans

Currently, each of the Named Executives, other than the CEO, is eligible for benefits under the Prudential Severance Plan and the Prudential Severance Plan for Senior Executives if such executive incurs an "Eligible Termination". An "Eligible Termination" is defined as an involuntary termination of employment with Prudential Financial or a "participating company" that is a result of: (a) the closing of an office or business location; (b) a reduction in force or downsizing; (c) the restructuring, reorganization or reengineering of a business group, unit, or department; (d) a job elimination; or (e) such other factors and circumstances as the Compensation Committee determines in its sole discretion. The severance paid to each Named Executive is based on the individual's years of service and "Weeks of Eligible Compensation", which is based on the individual's annual base salary and a three year average of the individual's bonus payments under the Annual Incentive Plan, plus any amount due under the terms of the PUP otherwise payable immediately after termination of employment. There is a minimum guarantee of 52 weeks of eligible compensation, and an additional 26 weeks may be added subject to the approval of the Compensation Committee. Payments under the Senior Executive Severance Plan are reduced, however, by the amount of any severance or similar benefits from Prudential Insurance or any affiliate, including the change of control program described below and by any amounts owed to Prudential Financial or one of its affiliates by the affected employee.

Change of Control Program

We have also adopted an Executive Change of Control Severance Program to help (i) assure executives of fair treatment in case of involuntary termination following a change in control, (ii) assure executives' objectivity for shareholders' interests and (iii) attract and retain key talent during uncertain times. Each of the Named Executives, including the CEO, is eligible for benefits under this program. A change of control generally includes these events: 1) any person's becoming the beneficial owner of 25% or more of our voting securities, 2) a change in a majority of persons serving on the Board of Directors (excluding newly elected directors who are elected or nominated by a majority of the directors who were in office prior to the change), or 3) consummation of a merger, consolidation, sale or other disposition of our assets or similar corporate transactions (unless our shareholders control the voting power of the surviving, resulting or acquiring corporation). The Board also has the right to designate any other event as a change of control. The program covers executives designated by a committee of the Board or the chief executive officer, as appropriate. Mr. Ryan and the other Named Executives have been so designated.

Severance:

There is a double trigger for severance benefits to be paid upon a change of control. The first trigger is that the change of control has to have occurred. Second, the designated executive's employment must either be terminated involuntarily without cause or must be terminated by the designated executive for "good reason" within two years of the change of control. A designated executive would have good reason to terminate employment if the terms and conditions of the officer's employment were to adversely change (e.g. job responsibilities, title, reporting relationship, compensation or forced relocation).

Upon a change of control, we will pay the severance benefit in a lump sum, generally in the amount of three times annual salary plus three times the higher of the prior year's actual annual bonus or the average of the last three calendar years' annual bonuses for our Named Executives subject to the execution of a non-competition and non-solicitation agreement. The terminated officer will also receive a payment equal to the present value of the retirement benefits that he or she would have accrued during the period of time in respect of which severance benefits are payable (generally three years). However, if the aggregate value of all severance payments results in the officer's becoming subject to federal excise taxes on "parachute payments" under the Internal Revenue Code, and limiting such payments would result in the officer's receiving a greater net after tax benefit, then such payments will be reduced to the maximum amount that can be paid without the officer's being subject to excise taxes.

Other Benefits and Payments:

Other benefits and payments related to an officer's prior service are also provided under the program in case of a qualifying termination.

• *Pro Rata Bonus.* A prorated annual incentive award will be paid at the higher of the target annual compensation award or the average of the last three calendar years' annual incentive payments.

• *Performance Unit Plan.* We will pay all outstanding performance units at the target value.

• *Stock Options.* All outstanding stock options become immediately exercisable and options may be exercised for up to one year following such termination.

• *Benefits Continuance During Severance Period.* Health and life insurance benefits will continue to be paid by the Company for 18 months following termination of employment. Severance pay and service for the deemed severance period will count toward pension credit.

• *Deferred Compensation Plans.* Amounts deferred under our deferred compensation plans are payable in a lump sum regardless of the officer's previous distribution election.

Long-Term Compensation Table

The following table shows the performance units granted in 2001 to the Named Executives under the Prudential Long-Term Performance Unit Plan (the "PUP"):

Long-Term Incentive Plan			Estimated Future Payouts Under Non-Stock Price Based Plans[1]	
Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Threshold ($)	Target ($)
Arthur F. Ryan	6,413	2001–2003	$2,501,070	$5,002,140
John R. Strangfeld, Jr.	3,604	2001–2003	$1,405,560	$2,811,120
Vivian L. Banta	2,703	2001–2003	$1,054,170	$2,108,340
Mark B. Grier	2,523	2001–2003	$ 983,970	$1,967,940
Kiyofumi Sakaguchi[2]	2,343	2001–2003	$ 913,770	$1,827,540
Rodger A. Lawson	2,343	2001–2003	$ 913,770	$1,827,540

(1) The PUP recognizes and rewards contributions that participants make toward the long-term growth of Prudential Financial. Grants under the PUP are made every year for three year periods. The 2001 PUP measures performance over a three year period from 2001 to 2003. Under the 2001 PUP, participants are granted performance units from 100,000 total performance units. The number of performance units a participant is granted depends on the individual's performance, the value of the position within the Company and market considerations. The value of the performance units is based principally on operating earnings and operating margins. The final value of the units is not subject to any limitations. Awards under the 2001 PUP are payable in accordance with the PUP's terms in the first quarter of 2004.

(2) Deceased January 11, 2002.

Performance Graph

The following graph, which covers the period from the closing price on the date of our IPO (December 13, 2001) through December 31, 2001, compares the cumulative total shareholder return on Prudential Financial's Common Stock with the cumulative total shareholder return on (i) the Standard and Poor's (S&P) 500 Index and (ii) a Financial Services Composite Index, which is the average of the S&P Life/Health Insurance and S&P Diversified Financial Indexes. The figures presented below assume the reinvestment of all dividends into shares of common stock and an initial investment of $100 at the closing prices on December 13, 2001.



Cumulative Total Shareholder Return

	12/13/01	12/31/01
Prudential Financial, Inc.	$100.0	$113.3
S&P 500	$100.0	$102.7
Financial Services Composite Index	$100.0	$104.7

Voting Securities and Principal Holders Thereof

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 7, 2002 by:

• each Director and each named executive officer; and
• all Directors and executive officers of Prudential Financial as a group.

Name of Beneficial Owner	Amount and Nature[1] of Common Stock Beneficial Ownership	Percent of Class
Franklin E. Agnew	1,012	*
Frederic K. Becker	5,012	*
Gilbert F. Casellas	500	*
James G. Cullen	2,033	*
Carolyne K. Davis	264	*
Allan D. Gilmour	1,013	*
William H. Gray III	1,013	*
Jon F. Hanson	10,013	*
Glen H. Hiner	1,012	*
Constance J. Horner	1,000	*
Gaynor N. Kelley	1,013	*
Burton G. Malkiel	514	*
Arthur F. Ryan	30,194	*
Ida F.S. Schmertz	1,011	*
Charles R. Sitter	500	*
Donald L. Staheli	1,000	*
Richard M. Thomson	10,000	*
James A. Unruh	2,761	*
P. Roy Vagelos	3,416	*
Stanley C. Van Ness	50	*
Paul A. Volcker	18	*
John R. Strangfeld, Jr.	21,486	*
Vivian L. Banta	3,049	*
Mark B. Grier	15,770	*
Kiyofumi Sakaguchi[2]	20,320	*
Rodger A. Lawson	1,594	*
All directors and executive officers as a group (31 persons)	152,196	*

*Less than 1% of the shares of Common Stock outstanding, as of March 7, 2002.

(1) All shares noted in the table above are owned beneficially by the Director or executive officer or by his or her spouse, a corporation controlled by him or her or an insurance trust.

(2) Deceased January 11, 2002.

The following table shows all entities that were the beneficial owners of more than five percent of any class of Prudential Financial's voting securities.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Class B Stock	National Union Fire Insurance Company of Pittsburgh, PA[1] c/o AIG Global Investment Corp. 175 Water Street, 26th Floor New York, NY 10038	885,714	44.3%
Class B Stock	Lexington Insurance Company[1] c/o AIG Global Investment Corp. 175 Water Street, 26th Floor New York, NY 10038	914,286	45.7%
Class B Stock	Pacific LifeCorp 700 Newport Center Drive Newport Beach, CA 92660	200,000	10.0%

To our knowledge, no person or entity is the beneficial owner of more than five percent of our Common Stock or more than five percent of the voting power of the combined Common Stock and Class B Stock.

(1) National Union Fire Insurance Company of Pittsburgh, PA, and Lexington Insurance Company are subsidiaries of American International Group, Inc. ("AIG"), resulting in AIG's beneficially owning 90% of the Class B Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Each Director, certain officers of Prudential Financial and greater than 10% beneficial owners of Common Stock are required to report to the Securities and Exchange Commission (the "SEC"), by a specified date, his or her transactions related to the Common Stock. Based solely on review of the copies of reports furnished to Prudential Financial or written representations that no other reports were required, Prudential Financial believes that during the 2001 fiscal year all filing requirements applicable to its officers, Directors and greater than 10% beneficial owners were complied with.

Shareholder Proposals

In order to submit shareholder proposals for the 2003 Annual Meeting of shareholders for inclusion in Prudential Financial's proxy statement pursuant to SEC Rule 14a-8, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), materials must be received by the Secretary at Prudential Financial's principal office in Newark, New Jersey, no later than December 17, 2002. Such proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Secretary, Prudential Financial, Inc., 751 Broad Street, Newark, New Jersey 07102. As the rules of the SEC make clear, simply submitting a proposal does not guarantee its inclusion.

In accordance with the Company's By-laws, in order to be properly brought before the 2003 Annual Meeting, a shareholder's notice of the matter the shareholder wishes to present at the meeting must be delivered to the Secretary at Prudential Financial's principal office in Newark (see preceding paragraph), not less than 120 or more than 150 days prior to the first anniversary of the date of this year's Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of the Company's By-laws (and not pursuant to the SEC Rule 14a-8) must be received not earlier than January 12, 2003 and not later than February 11, 2003.

All director nominations and such shareholder proposals must comply with the requirements set forth in Prudential Financial's By-laws, a copy of which may be obtained from the Secretary of Prudential Financial.

"Householding" of Proxy Materials and Elimination of Duplicates

A single proxy statement and annual report will be delivered to multiple shareholders having the same last name and address, unless contrary instructions have been received from an affected shareholder. If you are a shareholder who shares the same address as other shareholders of Prudential Financial and would like to receive a separate copy of future proxy statements, information statements and annual reports, please contact ADP-ICS at 1-800-542-1061. If you prefer, you can send a written request to Prudential Financial, Inc., Attn: Shareholder Services, P.O. Box 1708, Newark, NJ 07101-1708. If you share the same last name and address as multiple shareholders and you would like Prudential Financial to send only one copy of future proxy statements, information statements and annual reports, please contact ADP-ICS at the above phone number.

Annual Report on Form 10-K

The Company will provide by mail, without charge, a copy of its Annual Report on Form 10-K, at your request. Please direct all inquiries to Prudential Financial's Corporate Information Service at 1-877-998-ROCK.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any other filing of Prudential Financial under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC), "Compensation Committee Report on Executive Compensation", "Performance Graph" and "Audit Committee Charter" shall not be deemed to be so incorporated, unless specifically otherwise provided in such filing.

Other Matters

The Board of Directors is not aware of any matters other than those set forth in this proxy statement that will be presented for action at the Annual Meeting. However, if any other matter should properly come before the meeting, the persons authorized by the accompanying proxy will vote and act with respect thereto, in what according to their judgment, is in the interests of Prudential Financial and its shareholders.

A list of shareholders entitled to vote at the Annual Meeting will be available for examination by shareholders at the Annual Meeting.

Appendix A:
Prudential Financial, Inc.
Audit Committee Charter

The Audit Committee's primary purposes are to assist the Board of Directors in:

• its oversight of the Company's accounting and financial reporting processes and the adequacy of the systems of internal control established by management;

• its oversight of the Company's financial statements and the independent audit thereof;

• its selection, evaluation and where deemed appropriate, replacement of the Primary External Auditor;

• its evaluation of the independence of the Primary External Auditor; and

• its oversight of processes established by management to provide compliance with legal and regulatory requirements.

The purpose of the Audit Committee is oversight. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements and for maintaining appropriate accounting and financial reporting policies and practices and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Primary External Auditor is responsible for auditing the Company's financial statements. In carrying out its oversight responsibilities, the Audit Committee is not providing expert or special assurance as to the Company's financial statements and legal and regulatory compliance or any professional certification as to the work of the Primary External Auditor. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors), and

(iii) representations made by management as to any information technology, internal audit and other non-audit services provided by the Primary External Auditors to the Company.

In discharging its oversight role, the Audit Committee may investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts or consultants for this purpose.

The Primary External Auditor for the Company is ultimately accountable to the Board of Directors for its audit of the Company's financial statements. The Board of Directors, with the assistance of the Audit Committee, has the authority and responsibility to select, evaluate and, where appropriate, replace the Primary External Auditor.

Organization

The Audit Committee shall be appointed by the Board of Directors and:

• Be comprised of at least three directors, each of whom shall have no relationship to the Company that may interfere with the exercise of their independence from management and the Company and who shall satisfy the independence, financial literacy and expertise requirements of the New York Stock Exchange, as such requirements are interpreted by the Board of Directors in its business judgment.

• Meet at least 4 times per year, or more frequently as circumstances require.

Activities of the Audit Committee

The Audit Committee shall:

1. Perform the following with respect to the Primary External Auditor:

   (i) provide advice to the Board of Directors in selecting or replacing the Primary External Auditor;

   (ii) evaluate the performance of the Primary External Auditor at least annually;

   (iii) approve the fees charged by the Primary External Auditor for audit services and review fees for non-audit services;

   (iv) review the annual audit plan of the Primary External Auditor;

(v) direct the Primary External Auditor to prepare and deliver annually a statement as to independence consistent with Independence Standards Board Standard No. 1 (it being understood that the Primary External Auditor is responsible for the accuracy and completeness of this statement) and discuss with the Primary External Auditor any relationships or services disclosed in this statement that may affect the objectivity and independence of the Company's Primary External Auditor; and

(vi) if applicable, consider whether the Primary External Auditor's provision of (a) information technology consulting services relating to financial information systems design and implementation and (b) other non-audit services to the Company is compatible with maintaining the independence of the Primary External Auditor.

2. Perform the following with respect to the Internal Audit Department:

(i) review the appointment, compensation and replacement of the Chief Auditor and confirm his/her independence;

(ii) evaluate the performance of the Chief Auditor at least annually;

(iii) receive and discuss with the Chief Auditor the Internal Audit Department's annual audit plan and any subsequent material changes to the plan; and

(iv) receive and discuss with the Chief Auditor reports on the results of audits conducted and other control matters determined by the Chief Auditor to warrant the Audit Committee's attention.

3. Perform the following with respect to accounting and financial control matters:

(i) receive periodic reports from the Chief Financial Officer and/or the Controller relating to significant accounting developments including emerging issues and the impact of accounting changes where material;

(ii) receive periodic reports from the Chief Financial Officer and/or Controller relating to the possible impact of any impending significant changes in generally accepted accounting principles; and

(iii) receive an annual report from management on the effectiveness of the systems of internal control over financial reporting.

4. Review with management and the Primary External Auditor, the Company's interim financial results prior to the filing with the Securities and Exchange Commission of the related Form 10-Q and discuss any items required to be communicated by the Primary External Auditor under generally accepted auditing standards.

5. Review with management and the Primary External Auditor, the Company's annual financial statements and related footnotes prior to the filing with the Securities and Exchange Commission of the related form 10-K and the Primary External Auditor's report thereon and any significant recommendations they may offer to improve controls and consider any reports or communications (and any responses of management and/or the Internal Audit Department thereto) submitted to the Audit Committee by the Primary External Auditor as required by or referred to in Statement on Auditing Standards No. 61 as then in effect.

6. Review and discuss reports from the Company's General Counsel on legal matters determined by the General Counsel to warrant the Audit Committee's attention.

7. Review and discuss reports from the Company's Chief Compliance Officer on the Company's compliance with applicable laws and regulations and the results of examinations conducted by regulatory agencies that are determined by the Chief Compliance Officer to warrant the Audit Committee's attention.

8. Report to the Board of Directors on significant matters at least annually and make such recommendations as the Audit Committee may deem necessary or appropriate.

9. Meet, at least once annually, in separate executive sessions with the Chief Auditor and the Primary External Auditor and, when necessary, with management and as a Committee to discuss any matters that the Audit Committee or any of these persons believe should be discussed.

10. Prepare any report or other disclosures required of the Audit Committee by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement.

11. Review this Charter at least annually and recommend any changes to the Board of Directors.

